D PRUDENTIAL GOVERNMENT MONEY MARKET FUND, INC.

PGIM Government Money Market Fund

AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment to Management Agreement, effective as of July 1, 2026, is entered into between Prudential Government Money Market Fund, Inc., a Maryland Corporation (the “Company”), on behalf of its series, PGIM Government Money Market Fund (the “Fund”), and PGIM Investments LLC (the “Manager”), a New York limited liability company.

WHEREAS, the Company and the Manager entered into a Management Agreement with respect to the Fund dated May 2, 1988 (the “Management Agreement”); and

WHEREAS the Company and the Manager have mutually agreed to amend the Management Agreement in order to reduce the management fee rate pursuant to which the Company compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1.Effective July 1, 2026, the fees set forth in Section 8 of the Management Agreement are deleted and replaced with the following:

“For the services provided and the expenses assumed pursuant to this Agreement, the Fund will pay the Manager as full compensation therefor a fee at an annual rate of:

•0.30% of average daily net assets up to $50 million;

•0.25% of average daily net assets from $50 million to $300 million;

•0.20% of average daily net assets over $300 million.

2.The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL GOVERNMENT MONEY MARKET FUND, INC.

Signed: /s/Stuart S. Parker

Stuart S. Parker, President

PGIM INVESTMENTS LLC

Signed: /s/ Stuart S. Parker

Scott E. Benjamin, Executive Vice President